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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                       Continental Waste Industries, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                  212 15 T103
       -------------------------------------------------------------------
                                 (CUSIP Number)

   Bret R. Maxwell, 233 S. Wacker Drive, Suite 9500, Chicago, Illinois 60606
                                 (312)258-1400
       -------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 30, 1996
       -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   212 15 T103                          PAGE  2    OF   8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apex Investment Fund Limited Partnership         36-3572877
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         Not applicable.

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY              0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH               0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                          0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   212 15 T103                          PAGE  3    OF   8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Environmental Venture Fund Limited Partnership   93-096-1333
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         Not applicable.

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY              0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH               0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                          0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   212 15 T103                          PAGE  4    OF   8    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Productivity Fund Limited Partnership        36-3351901
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         Not applicable.

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY              0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH               0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                          0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 5 of 8 Pages

         THIS SCHEDULE AMENDS A SCHEDULE 13D DATED DECEMBER 13, 1993 (THE "ORIGINAL 13D"), AS AMENDED PURSUANT TO A FIRST AMENDMENT DATED MAY 10, 1994 (THE "FIRST AMENDMENT"), A SECOND AMENDMENT DATED DECEMBER 2, 1994 (THE "SECOND AMENDMENT"), A THIRD AMENDMENT DATED NOVEMBER 2, 1995 (THE "THIRD AMENDMENT"), AND A FOURTH AMENDMENT DATED JUNE 27, 1996 (THE "FOURTH AMENDMENT"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D, THE FIRST AMENDMENT, THE SECOND AMENDMENT, THE THIRD AMENDMENT AND THE FOURTH AMENDMENT.


                        Item 4.  Purpose of Transaction


         On December 30, 1996, pursuant to an Agreement and Plan of Merger, dated as of June 27, 1996 (the "Merger Agreement"), among the Company, Carlos
E. Aguero, Thomas A. Volini, Republic Industries, Inc., a Delaware corporation ("Republic"), and RI/CW Merger Corp., a Delaware corporation and wholly-owned subsidiary of Republic ("Merger Sub"), the Company merged (the "Merger") with and into Merger Sub, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Republic.

         Pursuant to the Merger Agreement, each outstanding share of the Company's Common Stock was converted into the right to receive 0.8 of one share of Republic common stock (the "Exchange Ratio"). Republic assumed the Company's rights and obligations with each outstanding option and warrant to acquire shares of the Company's Common Stock, except that such options and warrants shall be exercisable for Republic common stock, as adjusted to reflect the Exchange Ratio.


                 Item 5.  Interest in Securities of the Issuer

         (a) As of December 30, 1996, each share of Common Stock owned by each of the Filing Parties was converted into the right to receive 0.8 of one share of Republic common stock. Each warrant to purchase Common Stock owned by each of the Filing Parties was converted into the right to purchase Republic common stock, as adjusted to reflected the Exchange Ratio.

         The options to purchase Common Stock held by Maxwell were converted into the right to purchase Republic common stock, as adjusted to reflect the Exchange Ratio.

         None of the Filing Parties or any of the persons named in Item 2 own or may be deemed to directly or indirectly beneficially own any shares of Common Stock.

                                                        Page 6 of 8 Pages


         (b) None of the Filing Parties have the sole power to vote and dispose of any shares of Common Stock. None of the persons named in Item 2 may be deemed to share the power to dispose of or vote any shares of Common Stock.

         (c)     See Item 4 hereof for a description of the Merger.

         (d)     Not applicable.

         (e) On December 30, 1996, each of the Filing Parties ceased to be the beneficial owner of more than five percent of the Common Stock.

                                                         Page 7 of 8 Pages


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 10, 1997


                           APEX INVESTMENT FUND LIMITED
                           PARTNERSHIP, a Delaware limited partnership

                           By:    Apex Management Partnership,
                                  General Partner of Apex Investment Fund, L.P.

                           By:    First Analysis Corporation,
                                  General Partner of Apex Management
                                  Partnership


                           By:    /s/ Bret R. Maxwell
                                  ---------------------------------------
                                  Bret R. Maxwell
                           Title: Managing Director


                           ENVIRONMENTAL VENTURE FUND LIMITED
                           PARTNERSHIP, a Delaware limited partnership

                           By:    Environmental Venture Management,
                                  a Limited Partnership, General Partner of
                                  Environmental Venture Fund Limited
                                  Partnership

                           By:    First Analysis Corporation,
                                  General Partner of Environmental
                                  Venture Management, a Limited Partnership


                           By:    /s/ Bret R. Maxwell
                                  ----------------------------------------
                                  Bret R. Maxwell
                           Title: Managing Director

                                                            Page 8 of 8 Pages


                            THE PRODUCTIVITY FUND LIMITED
                            PARTNERSHIP, an Illinois limited partnership


                            By:     First Analysis Management Company,
                                    General Partner of The Productivity Fund
                                    Limited Partnership

                            By:     First Analysis Corporation,
                                    General Partner of First Analysis
                                    Management Company


                            By:     /s/ Bret R. Maxwell
                                    ---------------------------------
                                    Bret R. Maxwell
                            Title:  Managing Director